SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – SABESP ("Company" or "SABESP"), hereby informs its shareholders and the market in general that, in compliance with the obligations established by Federal Decree 10,710/2021 ("Decree"), it has filed, on this date, the Request for Evidence of its Economic and Financial Capacity (“Request”) with the São Paulo State Public Services Regulatory Agency (ARSESP - Agência Reguladora de Serviços Públicos do Estado de São Paulo) pursuant to article 10-B of Law 11,445/2007.

As for the information submitted to ARSESP, the Company highlights the following:

•	The minimum benchmark indices of the economic and financial indicators were confirmed and validated by an independent auditor; and
•	The feasibility studies and the fundraising plan confirm the economic and financial capacity to meet the universalization targets provided for in Article 11-B of Law 11,445/2007, validated by an independent certifier.

On this occasion, Sabesp requested ARSESP to treat the information contained in the Request with confidentiality, as it constitutes confidential data that is strategic, being that its disclosure may adversely impact the Company’s business. Additionally, in compliance with paragraph 2 of Article 11 of the Decree, the Company will submit the same documentation – by January 4, 2022 – to the National Water and Sanitation Agency (ANA - Agência Nacional de Águas e Saneamento Básico), also requesting the confidential treatment of information for the reasons already explained.

São Paulo, December 30, 2021.

Osvaldo Garcia
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 30, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.